EXHIBIT 11.2

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Quarter Ended June 29, 2003 and June 30, 2002
(Thousands of Dollars and Shares Except Per Share Data)

	2003		2002
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings (loss) before cumulative effect
of accounting change	$ 11,417	11,417	(25,888)	(25,888)
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	173,075	173,075	172,644	172,644
Exercise of stock options and warrants:
Actual exercise of options	252	252	79	79
Assumed exercise of warrants	-	6,449	-	-
Assumed exercise of options	-	1,119	-	-
	------------	------------	------------	------------
Total	173,327	180,895	172,723	172,723
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Per common share:
Net earnings (loss) before cumulative effect
of accounting change	$ .07	.06	(.15)	(.15)
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